Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated January 31st, 2014

2.	Minutes of Extraordinary General Shareholders’ Meeting held on January 31st, 2014

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar concludes the association with Extrafarma

São Paulo, Brazil, January 31st, 2014 – In addition to the material notices dated September 30th, 2013 and December 19th, 2013, Ultrapar Participações S.A (“Ultrapar”) hereby announces that, the incorporação de ações (merger of all shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. which operates under the brand Extrafarma (“Extrafarma” and, together with Ultrapar, the “Companies”), by Ultrapar (“Merger of Shares”) has been approved today at the Extraordinary Shareholders’ Meetings of the Companies.

Ultrapar’s Extraordinary Shareholders’ Meeting was attended by shareholders holding 74.0% of its total capital, a record attendance for Ultrapar, and the proposed matters were approved by 99.8% of the shareholders present. As a result of the Merger of Shares, 12,021,100 new ordinary, nominative book-entry shares with no par value were issued, totaling a capital stock of R$ 3,838,686,104.00 divided into 556,405,096 shares. In addition, the Company issued subscription warrants, that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, pursuant to the Protocol and Justification of Merger of Shares, entered into by the managers of the Companies and published on December 19th, 2013.

Extrafarma became a wholly-owned subsidiary of Ultrapar, and the shareholders of Extrafarma became long-term shareholders of Ultrapar, which evidences their confidence in the growth potential of the sector and in the project to be developed by Ultrapar and Extrafarma. Mr. Paulo Correa Lazera, Extrafarma’s shareholder and CEO, will be in charge of the retail pharmacy business as its Chief Executive Officer and becomes a member of Ultrapar’s executive board.

The association with Extrafarma marks Ultrapar’s entry into Brazil's significant, growing retail pharmacy sector. This move opens new opportunities for value creation, mainly through the enhanced scale for the expansion of Extrafarma’s stores, to be boosted by increased investment capacity, by the widespread presence of over 10 thousand Ipiranga’s service stations and Ultragaz’s resellers, and by the implementation of Ultrapar’s corporate governance and incentive systems, allowing the acceleration of its expansion plan. Additionally, the presence of drugstores in Ipiranga’s service stations and Ultragaz’s resellers provides more convenience and services to their customers, increasing the flow of people and the volume of fuels sold.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF nº 33.256.439/0001- 39	NIRE 35.300.109.724

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
Held on January 31, 2014

Date, Time and Location:
January 31, 2014, at 2:00 p.m., at Ultrapar Participações S.A.’ headquarters (the “Company”), at Av. Brigadeiro Luís Antônio, 1.343, 9th floor, in the city and state of São Paulo.

Attendance:
Attendance: (i) shareholders representing 74.0% of the social capital, according to the signatures in the Shareholders Attendance Book, therefore comprising the legal quorum to hold the Shareholders’ Meeting and approve the matters appearing on the agenda; (ii) the Chairman of the Board of Directors of the Company, Mr. Paulo Guilherme Aguiar Cunha; (iii) the Chief Executive Officer of the Company, Mr. Thilo Mannhardt; (iv) the Chief Finance and Investor Relations Officer of the Company, Mr. André Covre; (v) the members of the Fiscal Council of the Company, Mr. Flavio Cesar Maia Luz and Mr. Mario Probst; and (vi) the representative of Ernst & Young Assessoria Empresarial Ltda., Mr. Sérgio Barcellos Dutra.

Publications:
Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) on December 20, 21 and 28, 2013 and in the newspaper “Valor Econômico” on December 20, 23 and 26, 2013.

Chairman and Secretary of the Meeting:
Chairman – José Eduardo Carneiro Queiroz
Secretary – Sandra López Gorbe

Order of the day:
In accordance with the published Call Notice.

Discussed and Approved Matters:

1.      Approval of the minutes of the Meeting to be written out as a summary, pursuant to Article 130, paragraph 1 of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting shall be filed at the Company’s headquarters.

2.      Following examination and discussion of the matters on the agenda, the shareholders decided:

(i) by 99.8% of the shareholders present and with no qualifications, to approve   the “Protocol and Justification of Incorporação de Ações” (Merger of Shares) entered into by the officers of the Company and the officers of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) on December 17, 2013 and made available to the shareholders together with the Call Notice of this Shareholder’s Meeting, with the subsequent approval of the merger, by the Company, of the shares issued by Extrafarma, with its conversion into a wholly owned subsidiary of the Company (“Merger of Shares”);

(ii) by 99.8% of the shareholders present and with no qualifications, to approve the ratification of the appointment and engagement of Ernst & Young Assessoria Empresarial Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Torre 2, 4th floor, enrolled with the CNPJ/MF under No. 59.527.788/0001-31 (“Appraisal Firm”), as the specialized firm responsible for the preparation of the respective economic appraisal report of the shares of Extrafarma, for the capital increase of the Company as a consequence of the Merger of Shares, under the terms of Article 226 and pursuant to Article 8, both of Law Nr. 6,404/76 (“Appraisal Report”);

(iii) by 99.8% of the shareholders present and with no qualifications, to approve the Appraisal Report, made available to the shareholders together with the Call Notice of this Shareholder’s Meeting;

(iv) by 99.8% of the shareholders present and with no qualifications, to approve the issuance, resulting from the Merger of Shares, of twelve million, twenty one thousand, one hundred (12,021,100) , new common, nominative book-entry shares with no par value, which will be subscribed and paid up by the officers of Extrafarma, on behalf of its shareholders, pursuant to paragraph 2 of Article 252 of the Law 6,404/76, without a preemptive right for the shareholders of the Company, at an issuance price of R$ 56.16583 per share, determined based on the average price of common shares of the Company over the ten (10) BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros sessions immediately prior to the disclosure of the Material Notice dated September 30, 2013 with the consequent (a) Company’s capital increase, in the amount of one hundred and forty one million, nine hundred and thirteen thousand, one hundred and forty six reais and sixty eight cents (R$ 141,913,146.68) , so that the capital stock increases to three billion, eight hundred and thirty eight million, six hundred and eighty six thousand, one hundred and four reais (R$ 3,838,686,104.00), and (b) the increase of the capital reserve in the amount of five hundred and thirty three million, two hundred and sixty one thousand, nine hundred and twelve reais and thirty three cents (R$ 533,261,912.33), which may be adjusted by virtue of the rules provided for in the Technical Standard Nr. 15 (CPC15(R1)) of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Técnicos), approved by the Brazilian Securities Commission (CVM) Resolution Nr. 665, dated as of August 4, 2011;

(v) by 99.8% of the shareholders present and with no qualifications, to approve the amendment to article 5 of the Company’s Bylaws, which shall be effective with the following wording:

“Article 5. The subscribed and paid-in capital stock is three billion, eight hundred and thirty eight million, six hundred and eighty six thousand, one hundred and four reais (R$ 3,838,686,104.00), represented by five hundred and fifty six million, four hundred and five thousand and ninety six (556,405,096) nominative common shares with no par value, and with no issuance of preferred shares or founder´s shares permitted.

Paragraph 1. All of the Company shares are in in the book-entry form and held in deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission - CVM, in the name of their holders, without certificates issued.

Paragraph 2. The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping  institution, as set forth in the stock bookkeeping agreement.”;

(vi) by 99.8% of the shareholders present and with no qualifications, to approve the issuance by the Company of 14 subscription warrants to be delivered to the shareholders of Extrafarma resulting from the Merger of Shares and, therefore, without preemptive rights for the shareholders of the Company, pursuant to the Article 252, paragraph 1 of the Law No. 6,404/76 and represented by Subscription Warrants Certificates to be delivered to the shareholders of Extrafarma, in accordance with the terms of article 79 of Law 6,404/76; provided that (a) each of 7 (seven) subscription warrants shall have a subscription right of up to one hundred and fourteen thousand, four hundred and eighty seven (114,487) common shares of the Company, subject to the terms of the Protocol and Justification, which may result in the total subscription, by the Company, of up to eight hundred and one thousand, four hundred and nine (801,409) new shares; and (b) each of seven (7) subscription warrants shall have a subscription right of up to four hundred and fifty seven thousand, nine hundred and forty six (457,946) common issued shares of the Company, subject to the terms of the Protocol and Justification, which may result in the total subscription, by the Company, of up to three million, two hundred and five thousand, six hundred and twenty two (3,205,622) new shares. As it had been granted as an additional advantage to the shareholders of Extrafarma within the context of the Merger of Shares, pursuant to the Article 77 of the Law 6,404/76, (a) the subscription warrants do not have an issuance price; and (b) there will be no additional payment by the shareholders of Extrafarma to the Company regarding the exercise of the subscription warrants mentioned, since, upon the approval of the Merger of Shares, such shareholders already contributed all of the shares of Extrafarma of its ownership to the Company´s equity.

(vii) by 99.8% of the shareholders present and with no qualifications, to authorize the officers of the Company to adopt all measures necessary for the formalization of the Merger of Shares hereby approved, including in relation to the competent public departments and third parties in general.

General Observations and Closing:

1.       It is noted that in accordance with article 252, paragraph 1, combined with article 137, item (ii), both from Law No. 6,404/76, the shareholders of the Company who dissented or abstained from deciding on the Merger of Shares or who did not attend this Shareholders’ Meeting will not be entitled to withdrawal rights as Ultrapar’s shares have liquidity and are distributed in the market.

2.      The new shares issued by the Company will have the same rights attributed to the outstanding Company’s shares as of today, traded at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros under code “UGPA3”, and the holders of such shares will fully enjoy all benefits, including dividends and capital compensation which may be declared by the Company after the date of this Shareholders’ Meeting. The new shares of the Company will be subject to the following trading restrictions: (a) seven hundred and sixty seven thousand and sixty (767,060)  shares to be delivered to each of the current Extrafarma’s shareholders shall be released to be traded immediately after this Shareholders’ meeting; and (b) one hundred and ninety thousand and forty eight (190,048) shares to be delivered to each of the current Extrafarma’s shareholders shall be released to be traded, respectively, on the 1st, 2nd, 3rd, 4th and 5th anniversaries of the date of this Shareholders’ Meeting.

As there were no further matters to be discussed, the meeting was finished, and these meeting minutes were presented, read, approved and duly signed by the participant present.

PAULO GUILHERME AGUIAR CUNHA – as a shareholder and Chairman of the Board of Directors of the Company

THILO MANNHARDT – as Chief Executive Officer

ANDRÉ COVRE – as Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

PEDRO AUGUSTO DE QUEIROZ CUNHA; ANA PAULA DE QUEIROZ CUNHA; EDUARDO QUEIROZ CUNHA; GUILHERME DE QUEIROZ CUNHA

BETTINA DE CASTRO ANDRADE GASPARIAN; ROBERTO DE CASTRO ANDRADE

LUCIO DE CASTRO ANDRADE FILHO

MONTEIRO ARANHA S.A.

RENATO OCHMAN, on its own behalf and as proxy of PARTH INVESTMENT COMPANY LLC.; BETTINA IGEL HOFFENBERG; JENNINGS IGEL HOFFENBERG; ULTRA-DI PARTICIPAÇÕES S.A.

FABIO IGEL

ANA MARIA LEVY VILLELA IGEL

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

CHRISTY PARTICIPAÇÕES LTDA.

THE BANK OF NEW YORK MELLON

IP PARTICIPAÇÕES INSTITUCIONAL MASTER - FUNDO DE INVESTIMENTO EM AÇÕES; BANESPREV MAIS VALOR AÇÕES – FUNDO DE INVESTIMENTO e BRANSFIELD LLC

ABERDEEN CANADA - EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS FUND; ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND;  ACADIAN EMEMRGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO; ADVISORS INNER CIRCLE FUND-ACADIAN EMERGING MARKETS PORTFOLIO; AGF INVESTMENTS INC; ALASKA PERMANENT FUND; ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST;  AMERICAN AIRLINES, INC MASTER FIXED BENEFIT PENSION TRUST; AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS INC. - EMERGING MARKETS VALUE FUND; AMERICAN CENTURY SICAV; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND; AMERICAN CENTURY WORLD MUTUAL FUNDS INC NT EMERGING MARKETS FUND; ARIZONA PSPRS TRUST; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; BARING UK UMBRELLA FUND - BARING THEMED EQUITY FUND; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LATIN AMERICA FUND INC; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; CATHOLIC HEALTH INITIATIVES; CATHOLIC UNITED INVESTMENT TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF ING BRAZIL FUND; CHIMCO ALPHA FUND, LLC; CIBC EMERGING MARKETS

INDEX FUND; CITY OF NEW YORK GROUP TRUST; CMLA EMERGING MARKETS FUND; CN CANADIAN MASTER TRUST FUND; COHEN & STEERS COLLECTIVE INVESTMENT TRUST; COLLEGE RETIREMENT EQUITIES FUND; COLLEGES OF APPLIED ARTS AND TECHNOLOGY PENSION PLAN; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; COMMONWEALTH SUPERANNUATION CORPORATION; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; DB X-TRACKERS MSCI BRAZIL HEDGED EQUITY FUND; DESJARDINS EMERGING MARKETS FUND; DRIEHAUS EMERGING MARKETS GROWTH FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 3; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN; EXELON CORPORATION PENSION MASTER RETIREMENT TRUST; F & C  INVESTMENT FUNDS ICVC II EMERGING MARKETS FUNDS; FIDELITY ADVISOR INT CAP APPRECIATION F; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; FIDELITY INVEST T F INTERNATIONAL CAPITAL APPRECIATION FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARK FUN; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIREFIGHTERS RETIREMENT SYSTEM; FIRST TRUST BICK INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIRST TRUST ABERDEEN EMERGING OPPORTUNITY FUND; FISHER INVESTMENTS COLLECTIVE TRUST; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; GARD COMMON CONTRACTUAL FUND; GENESIS EMERGING MARKETS BUSINESS TRUST; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; GMO REAL RETURN ASSET

ALLOCATION FUND, L.P.; THE GMO EMERGING MARKETS FUND; GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS; GOLDMAN SACHS GMS ERISA GROUP TRUST ON BEHALF OF NON-US EQUI; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; INTEGRA EMERGING MARKETS EQUITY FUND; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI ACWI INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; ISHARES VI PUBLIC LIMITED COMPANY;  JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; LAZARD ASSET MANAGEMENT LLC; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MANAGED PENSION FUNDS LIMITED; MARVIN & PALMER FUNDS PLC; MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A; MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES B; MELLON BANK N.A EB COLLECTIVE INVESTMENT FUND PLAN; MERCER EMERGING MARKETS EQUITY FUND; MINISTRY OF STRATEGY AND FINANCE; MORGAN STANLEY INV MAN EMERG MARKETS TRUST; MU ABERDEEN FUND, GEM2 PORTFOLIO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL PENSION SERVICE; NATIONAL PENSIONS RESERVE FUND COMMISSION; NAV CANADA PENSION PLAN; NEI NORTHWEST EMERGING MARKETS FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NOMURA MULTI MANAGERS FUND III - EMERGING MARKETS EQUITY; NZAM EM8 EQUITY PASSIVE FUND; OAKLAND POLICE & FIRE RET SYSTEM; OMERS ADMINISTRATION CORPORATION; ONTARIO PENSION BOARD; PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; PPL SERVICES CORPORATION MASTER TRUST; PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND; PRINCIPAL LIFE INSURANCE COMPANY; PRINCIPAL VARIABLE CONTRACTS FUNDS INC INTERNATIONAL EMERGING MARKETS ACCOUNT; PRUDENTIAL RETIREMENT INSURANCE AND

ANNUITY COMPANY; PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SEMPRA ENERGY PENSION MASTER TRUST; SPDR S&P EMERGING MARKETS ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STANLIB FUNDS LIMITED; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STICHTING EMERGING MARKETS F&C 1; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; STICHTING F&C WERELDWIJD ENHANCED AANDELENFONDS; STICHTING PENSIOENFONDS HORECA & CATERING; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; STICHTING PHILIPS PENSIOENFONDS;TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEMS OF LOUSIANA; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BARING EMERGING MARKETS UMBRELLA FUND SUB FUND, BARING LATIN AMERICA FUND; THE CALIFORNIA ENDOWMENT; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM FUND; THE EMERGING MARKETS EQUITY INVESTIMENTS PORTFOLIO OF CONSULTING GROUP CAPITAL MARKETS FUNDS; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV); THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE HBOS FINAL SALARY PENSION SCHEME; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF EMERGING COUNTRY STOCK ACTIVE MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400038062;  THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO LTD RE INT EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MONETARY FUNDS; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THRIVENT PARTNER EMERGING MARKETS  EQUITY PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-

CREF EMERGING MARKETS EQUITY INDEX FUND; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPS GROUP TRUST;  VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FD, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFO; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFOLIO; VONTOBEL INVESTMENT TRUST; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST; WILLIAM BLAIR EMERGING MARKETS GROWTH FUND; WILLIAM BLAIR EMERGING MARKETS LEADERS FUND; WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND; HP INVEST COMMON CONTRACTUAL FUND

RANDONPREV - FUNDO DE PENSÃO; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IBX PLUS; BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA – 324; FUNDO DE INVESTIMENTO DE AÇÕES MILOS; BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA – 349; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SUPER AÇÃO; BRADESCO FDO DE INVESTIMENTO EM AÇÕES INSTITUTIONAL IBX ATIV; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES MASTER IBRX; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES MASTER INFRAESTRUTURA; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES MASTER VALOR;  BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES LONG BIASED; BRADESCO PRIVATE FUNDO DE INVESTIMENTO EM AÇÕES; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES LINCE; LOKON FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO DE ACOES MEAIPE IBX ATIVO; MBPREV II MULTIMERCADO - FUNDO DE INVESTIMENTO; FORD PREVIDÊNCIA PRIVADA; BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO FPP ALM; BRADESCO PRIVATE  FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA ALAVANCADO; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MASTER PREVIDÊNCIA; BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES INFRA ESTRUTURA; BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL; BRADESCO

MULTIPORTFOLIO FMP - FGTS CL; BRAM FIB  FUNDO DE INVESTIMENTO EM AÇÕES; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES SELEÇÃO; BRADESCO FUNDO DE INVESTIMENTO MULTI CENTURION; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES GOVERNANÇA CORPORATIVA; BRADESCO CORPORATE F.I. MULTIMERCADO ADVANTAGE; BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO TOTAL; FUNDO DE INVESTIMENTO EM AÇÕES ARUBA; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MAS; BRADESCO - FUNDO DE INVESTIMENTO - AÇÕES - STOCK PICKING; FUNDO DE INVESTIMENTO MULTIMERCADO MINKE;  FUNDO DE INVESTIMENTO EM AÇÕES FUNDAMENTALISTA GT-3-114; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES DIVIDENDOS YELD;  FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA VALUE; BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX ATIVO; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES EQUITIES; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES SELECTION; BRAM F.I.A IBOVESPA ATIVO; BRAM FDO DE INVESTIMENTO EM AÇÕES; BRAM FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA; BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO SCORE; BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO MACRO; BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO TACTICAL; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES IBRX MULTIPATROCINADO; FUNDO DE INVESTIMENTO EM AÇÕES TOP CONCORD; FUNDO DE INVESTIMENTO EM AÇÕES DIV GT I – 114; BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA – 216; BRADESCO FDOI DE INVESTIMENTO EM ACOES IBOVESPA QUANTITATIVO; BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA – 267; BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA – 276; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MASTER DIVIDENDOS; BRADESCO  FUNDO DE INVESTIMENTO EM AÇÕES DIVIDENDOS

CSHG VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE GOLD FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE LONG BIAS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE MASTER INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; CSHG PERFORMANCE FUNDO DE INVESTIMENTO DE AÇÕES; CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG DIVIDENDOS IBOV MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG

DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG LONG BIAS MASTER FUND, LLC; STRATEGY HG FUND, LLC; CSHG UNIQUE LONG BIAS MASTER FUND LLC; CSHG PORTFOLIO ADVANCED FUNDO DE INVESTIMENTO MULTIMERCADO DE LONGO PRAZO; CSHG MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG MASTER FUNDO DE INVESTIMENTO PREVIDENCIÁRIO EM AÇÕES

SQUADRA MASTER LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER LONG-ONLY FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA INSTITUCIONAL FUNDO DE INVESTIMENTO DE AÇÕES; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES e FPRV SQA SANHAÇO FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; GROUPER EQUITY LLC and SNAPPER EQUITY LLC

GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES PROGRAMADO IBOVESPA ATIVO; GF PYXIS FUNDO DE INVESTIMENTO EM AÇÕES; AMJD FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES APLIKAÇÃO; GERAÇÃO FUTURO ATIVAÇÕES FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES DUQUE DE CAXIAS; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES FEEVALE; GERAÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO IDEA FIX FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO INVESTCEL FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES INVESTPOST; GERAÇÃO FUTURO FUNDO DE INVESTIMENTOS EM AÇÕES MENINAS IRADAS; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES SAPHIRA; GERAÇÃO FUTURO SELEÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES VESPI; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES GEAP; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES EXCELLENCE; CLUBE DE INVESTIMENTO BENJAMIN GRAHAM; CLUBE DE INVESTIMENTO TALIANI DE MONDO; CLUBE DE INVESTIMENTO POÇO AZUL; ATLETA INVEST CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO ORANGE; ÍNDICE CLUBE DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO

CONFIANCE; CLUBE DE INVESTIMENTO PROSPERITY CI; CLUBE DE INVESTIMENTO HIMALAIA; CLUBE DE INVESTIMENTO G7; INVEST SAÚDE CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO GERAÇÃO FUTURO PERFORMANCE; CLUBE DE INVESTIMENTO GERAÇÃO RS; CLUBE DE INVESTIMENTO MALDIVAS; CLUBE DE INVESTIMENTO AÇÕES ENTRE AMIGOS; CLUBE DE INVESTIMENTO ÁGUIA AZUL; CLUBE DE INVESTIMENTO SPL; CLUBE DE INVESTIMENTO QUEBRA VENTOS; CLUBE DE INVESTIMENTO DOS TRINTA; CLUBE DE INVESTIMENTO ASSOCIADOS CTBC; CLUBE DE INVESTIMENTO ELITE BBS; CIFRÃO BRASIL CLUBE DE INVESTIMENTO; INVEST PASSO FUNDO CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO ALEMÃO; CLUBE DE INVESTIMENTO MAGI; CLUBE DE INVESTIMENTO EM AÇÕES ABAETÉ; CLUBE DE INVESTIMENTO XURUPITA; CLUBE DE INVESTIMENTO RÉGIA; CLUBE DE INVESTIMENTO FACCAT; CLUBE DE INVESTIMENTO EM AÇÕES COPA 2006; CLUBE DE INVESTIMENTO EM AÇÕES IBAX; ORIANA I CLUBE DE INVESTIMENTO; NEW YORK CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO CCR & PARTNERS; CLUBE DE INVESTIMENTO FDI; INDIANAPOLIS CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO FAST 5; NEFROLOGIKA CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO HARVEST; CLUBE DE INVESTIMENTO QUERO MAIS; CLUBE DE INVESTIMENTO MILHÃO; CLUBE DE INVESTIMENTO NEW AGE; CLUBE DE INVESTIMENTO AMERICANA INVEST; CLUBE DE INVESTIMENTO SUNSHINE; CLUBE DE INVESTIMENTO 511; CLUBE DE INVESTIMENTO DAFAMA; CLUBE DE INVESTIMENTO KIDS; CLUBE DE INVESTIMENTO STERN; CLUBE DE INVESTIMENTO FELICITA; CLUBE DE INVESTIMENTO MED ATIVOS; CLUBE DE INVESTIMENTO PERDIGUEIROS; CLUBE DE INVESTIMENTO WEGUEIROS

PLURAL CAPITAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; BRASIL PLURAL LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL LONG & SHORT PLUS FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL FUNDO DE INVESTIMENTO DE AÇÕES; PLURAL CAPITAL INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO; PITUBA FUNDO DE INVESTIMENTO EM AÇÕES; PLURAL CAPITAL BRAZIL LLC; PLURAL CAPITAL LONG EQUITIES (DE) LLC; BRASIL PLURAL PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

ANDREA CAMPOS SOARES; ANDRÉ COVRE; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; ANA PAULA SANTORO CORIA; FLÁVIO DO COUTO BEZERRA CAVALCANTI; FLÁVIO COELHO DANTAS; HELANO PEREIRA GOMES; JOSÉ AUGUSTO DUTRA NOGUEIRA; JOÃO BENJAMIN PAROLIN; JULIO CESAR NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JOÃO MARCOS CAZULA; LEOCADIO DE ALMEIDA ANTUNES FILHO; LEANDRO DEL CORONA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO AND; TABAJARA BERTELLI COSTA

BTG PACTUAL PENSION FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL DINAMICO FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ANDROMEDA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL FUNDAMBRAS FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO MULTIMERCADO ARPOADOR; SCHRODER NE FIA PREVIDENCIARIO EXCLUSIVO; AUDACE FUNDO DE INVESTIMENTO DE AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES BELLS; FUNDO DE INVESTIMENTO DE AÇÕES NAXOS; BTG PACTUAL PENSION FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; FI MULTIMERCADO UNIPREV III; MBPREV I MULTIMERCADO FI; PREVIDENCIA B FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO MULTIMERCADO MODERADO RONCADOR; FUNDO DE INVESTIMENTO DE AÇÕES TURMALINA;

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION;  ING BRIICSS FUND; WOORICS EMERGING MARKET INFRASTRUCTURE EQUITY FUND; BEST INVESTMENT CORPORATION

ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL - EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN EMERGING MARKETS EQUITY FUND;

BRITISH COAL STAFF SUPERANNUATION SCHEME; COLUMBIA EMERGING MARKETS FUND; COLUMBIA MULTI-ADVISOR INTERNATIONAL EQUITY FUND; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; CURIAN/ABERDEEN LATIN AMERICA FUND; DEVON COUNTY COUNCIL; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND;  FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; FIDELITY INVESTMENT MONEY MANAGEMENT INC.; GAM STAR FUND PLC;  JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR SUMITOMO TRUST AND BANK CO.,LTD AS TRUSTEE FOR MORGAN STANLEY ONLY; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND;  JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND; MINEWORKERS  PENSION SCHEME;  MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; NORGES BANK; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; ROCHE DIAGNOSTICS CORPORATION CASH ACCUMULATION PLAN; SCHRODER EMERGING MARKET EQUITY FUND; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF  VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND; VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

FUNDO MUTUO DE INVESTIMENTOS DE AÇÕES CCF SALUBRE; FUNDO DE INVESTIMENTOS MULTIMERCARDO UNIPREV IV; HSBC FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL; HSBC FUNDO DE INVESTIMENTOS DE AÇÕES SANTA HELENA VALOR; HSBC FUNDO DE INVESTIMENTOS EM AÇÕES DIVIDENDOS; HSBC FUNDO DE INVESTIMENTOS AÇÕES INSTITUCIONAIS PLUS; HSBC FUNDO

DE INVESTIMENTO DE AÇÕES IBOVESPA VALUATION; HSBC FUNDO DE INVESTIMENTO DE AÇÕES NITE; HSBC FUNDO DE INVESTIMENTO DE AÇÕES SRI; HSBC FUNDO DE INVESTIMENTOS EM AÇÕES IBOVESPA GESTÃO; HSBC FUNDO DE INVESTIMENTOS EM AÇÕES IBOVESPA TOP; HSBC FUNDO DE INVESTIMENTOS EM AÇÕES PASSIVO IBRX; HSBC FUNDO DE INVESTIMENTOS EM AÇÕES ZINCO; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO LONGO PRAZO EQUITY HEDGE; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO PREVIDENCIÁRIO 49; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO PREVIDENCIÁRIO AGRESSIVO; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO PREVID AGRESSIVO – VGBL; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO PREVIDENCIARIO EMPRESARIAL MODERADO; HSBC FUNDO DE INVESTIMENTOS MULTIMERCARDO PREVIDENCIARIO FUTURE COMPOSTO I; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO PREVIDENCIÁRIO FUTURE COMPOSTO II; HSBC FUNDO DE INVESTIMENTOS MULTIMERCARDO PREVIDENCIÁRIO FUTURE COMPOSTO III; HSBC FUNDO DE INVESTIMENTOS MULTIMERCARDO PREVIDENCIÁRIO MODERADO; HSBC FUNDO DE INVESTIMENTOS MM PREVIDÊNCIA MODERADO VGBL; HSBC FUNDO DE INVESTIMENTOS MULTIMERCARDO PREVIDENCIARIO MODERADO II; HSBC FUNDO DE INVESTIMENTOS MULTIMERCADO PREVIDENCIARIO MODERADO II – VGBL; HSBC FUNDO DE INVESTIMENTOS PREVIDENCIARIO MULTIMERCADO VALOR; FUNDO DE INVESTIMENTO DE AÇÕES ZANTE

SANTANDER FUNDO DE INVESTIMENTO ENERGY AÇÕES; SANTANDER FUNDO DE INVESTIMENTO INSTITUCIONAL AÇÕES; SANTANDER FUNDO DE INVESTIMENTO ATIVO II AÇÕES; SANTANDER FUNDO DE INVESTIMENTO SUL ENERGIA AÇÕES; SANTANDER FUNDO DE INVESTIMENTO IBRX AÇÕES; SANTANDER FUNDO DE INVESTIMENTO EM AÇÕES BISA AÇÕES; SANTANDER FUNDO DE INVESTIMENTO IBOVESPA PASSIVO AÇÕES; SANTANDER FUNDO DE INVESTIMENTO ETHICAL II AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES SANTANDER VIGO; FUNDO DE INVESTIMENTO EM AÇÕES SANTANDER PREV; SANTANDER FUNDO DE INVESTIMENTO PREV MULTIMERCADO; SANTANDER FUNDO DE INVESTIMENTO AÇÕES; SANTANDER FUNDO DE INVESTIMENTO PREV SELECAO TOP AÇÕES; SANTANDER FUNDO DE INVESTIMENTO VALOR AÇÕES; SANTANDER FUNDO DE INVESTIMENTO INFRAESTRUTURA MASTER AÇÕES; SANTANDER FUNDO DE INVESTIMENTO RENDA DIVIDENDOS AÇÕES; SANTANDER FUNDO DE

INVESTIMENTO DIVIDENDOS TOP AÇÕES; FUNDO DE INVESTIMENTO SANTANDER MULTIMERCADO DINAMICO TOP; SANTANDER FUNDO DE INVESTIMENTO EM AÇÕES MIRANTE IBRX; FUNDO DE INVESTIMENTO EM AÇÕES MERLOT; FUNDO DE INVESTIMENTO EM AÇÕES SAVANA SUSTENTABILIDADE; FUNDO DE INVESTIMENTO EM AÇÕES SANTANDER ARGUS; MBPREV III MULTIMERCADO - FUNDO DE INVESTIMENTO

JOÃO BOSCO VIEGAS DE OLIVEIRA PAES

LUIZ BARSI FILHO

WOLFGANG EBERHARD ROHRBACH

IRAM YUJI MAGARI DE SIQUEIRA

FLAVIO CESAR MAIA LUZ – Fiscal Council President

MARIO PROBST – Fiscal Council Member

SÉRGIO BARCELLOS DUTRA – Representative from Ernst & Young Assessoria Empresarial Ltda.

JOSÉ EDUARDO CARNEIRO QUEIROZ – Chairman of the Meeting

SANDRA LÓPEZ GORBE – Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2014

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated January 31st, 2014, Minutes of Extraordinary General Shareholders’ Meeting held on January 31st, 2014 )